Exhibit 99.1

Sundial Delivers Quarterly Net Revenue of $33.5 Million Representing 74% Sequential Growth

Third Quarter Financial and Operating Results Set the Stage for 2020 Growth

CALGARY, Nov. 13, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") reported its financial and operating results for the third quarter ended September 30, 2019, as well as provided an update on its business.

"The increasing scale of our Canadian and new UK operations enabled us to significantly grow production and sales this quarter," said Torsten Kuenzlen, Chief Executive Officer of Sundial.  "Our focused and phased growth strategy remains on track - scaling and optimizing our Canadian business to gain profitable market share by deepening our branded product portfolio, expanding our geographic footprint and leveraging our differentiated CPG approach in the rapidly growing global cannabis industry.

"Our financial and operating results this quarter are the outcome of executing against the clear goals we set for our business this year," continued Mr. Kuenzlen.  "Increasing our harvests from 1,896 kilograms in the first quarter of 2019 to approximately 11,700 kilograms of premium cannabis in our third quarter, demonstrates our ability to rapidly scale our operation to the level of other leading Canadian LPs.  Importantly, we step-changed production quantities while improving quality and growing a much larger variety of desirable premium cannabis strains.  At the same time, we advanced operationally for effectiveness and efficiency and carefully managed our inventory levels.  Production expansion went hand-in-hand with geographic expansion, as we increased coverage to additional Provincial boards and stores across Canada.  This progress, combined with our focus on building out our brand story, not only delivered strong results this quarter, but also sets the stage for the profitable expansion of our business in 2020 and beyond."

All information in this press release is in Canadian dollars unless otherwise indicated

THIRD QUARTER HIGHLIGHTS

  Delivered net revenue of $33.5 million, a 74% sequential quarterly increase, driven by a 41% growth in Canadian sales and the expansion into the UK, with the acquisition of Bridge Farm Group ("Bridge Farm").
  Sold 7,944 kilograms of cannabis in Canada, increasing almost 70% from the second quarter of 2019.
  Average selling price per gram ("ASP") for branded cannabis products for the quarter was $6.34, broadly consistent with ASP in the second quarter of $6.53. ASP for unbranded flower sales was $4.03, declining slightly from $4.46 in the second quarter.
  Sundial's net loss for the third quarter was $97.5 million, driven by the acquisition and the termination of a royalty obligation.
  Consolidated Adjusted EBITDA1 loss was $7.9 million.  This was impacted by the scaling of operations, costs related to becoming a publicly traded company, acquisition and construction related expenses, and the impact from Sundial's decision to manage inventory levels by wholesaling lower margin products.
  Deepened our branded product portfolio by growing and beginning to commercialize 19 premium strains.  This included Sundial's Lemon Riot, a high-quality premium strain which has consistently sold out at retail as soon as it becomes available.
  Expanded international footprint with the acquisition of leading UK-based agricultural indoor producer Bridge Farm in early July to secure low-cost production at scale and valuable commercial relationships in the UK, Europe and internationally.
  Completed its IPO on Nasdaq on August 6th, raising approximately USD $143 million of gross proceeds.
  Secured financing of up to $140 million in corporate credit facilities consisting of an initial $90 million senior secured term credit facility and the right to an additional facility to a maximum of $50 million. This financing, combined with the proceeds from its IPO, provides the capital to complete the Company's expansion in Canada and the UK, as well as fund its business operations through to self-funding.
  Remained focused on positioning Sundial as a leader in the global cannabis industry for 2020 and beyond with its branded product portfolio in the Heal, Help, and Play markets.

Subsequent to quarter end

  Granted licence by Health Canada to produce and sell cannabis oil products which enable new Cannabis 2.0 formats to be sold in the near future.
  Entered into strategic partnerships to broaden and enhance the Heal and Help product portfolios.
  Launched Palmetto, a new brand in Sundial's Play brand portfolio. Palmetto is synonymous with high-quality and convenient cannabis, offering pre-rolls and vape pens for an effortless and exceptional consumer experience.

"We are firmly focused on profitable growth," said Mr. Kuenzlen.  "Going forward we will benefit significantly from the foundation we are laying.  Optimizing our substantially complete, state-of-the-art flagship facility in Olds, will drive operational improvements, which translate into reduced cost of sales and enhanced profitability.  We will also continue to be disciplined in our capital spending and cost structure.  We expect to consistently grow our business and remain agile in the rapidly evolving and dynamic global cannabis industry.  While short-term fluctuations are a challenge for the entire industry, our belief in the immense overall market opportunity remains unchanged.

1 Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to "Reconciliation of IFRS Performance Measures to Non-IFRS Performance Measures".

"Looking forward to 2020, there are a number of factors that will drive revenue and EBITDA growth for Sundial," stated Mr. Kuenzlen.  "In Canada, aligning production capacity with demand, a flexible approach to cultivation, and increased efficiency and cost management, will be key bottom line drivers.  At the same time, higher branded sales through more Provincial boards and additional retail outlets and a strong profitable brand/product mix including the new Cannabis 2.0 products, commercialized efficiently, will drive the topline revenue.  This, combined with the plans for our new UK operations to continue to grow our existing plant business and develop our new cannabis opportunities, will advance our international leadership position," concluded Mr. Kuenzlen.

FINANCIAL HIGHLIGHTS

($000s, except per share and Operational metrics)	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Financial
Gross revenue	34,181	-	56,156	-
Net revenue	33,512	-	54,310	-
Gross margin before fair value adjustments (1)	8,690	-	18,276	-
Income (loss) from operations	(12,435)	(6,346)	(34,243)	(19,245)
Net loss	(97,491)	(13,155)	(126,543)	(26,130)
Per share, basic and diluted	(1.06)	(0.18)	(1.61)	(0.40)
Adjusted EBITDA (1)	(7,897)	(4,685)	(13,021)	(11,668)

Balance Sheet (end of period)
Cash – unrestricted	141,805	6,490
Working capital (1)	25,841	(20,995)
Biological assets	14,539	15
Inventory	28,420	441
Property, plant and equipment	254,097	67,095
Total assets	632,057	78,834

Operational
Kilogram equivalents sold	7,944	-	13,008	-
Average gross selling price per gram (2)
Branded flower	$6.34	-	$6.45	-
Unbranded flower	$4.03	-	$4.48	-
Average net selling price per gram (3)
Branded flower	$4.89	-	$4.76	-
Unbranded flower	$4.03	-	$4.48	-
Average net selling price per milligram
Extracted oil	$0.03	-	$0.03	-
Kilograms harvested	11,668	21	23,115	21

(1)	Adjusted EBITDA gross margin before fair value adjustments and working capital do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of Adjusted EBITDA is reconciled to net loss in accordance with IFRS in the "NON-IFRS MEASURES" section of this news release and discussed further in the "ADVISORY" section of this news release.
(2)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under our supply agreements with Canadian provincial regulatory authorities.
(3)	Gross selling price net of excise tax.

Revenue
Consolidated net revenue increased 74% sequentially to $33.5 million.  The Cannabis segment delivered a 41% increase in revenue to $28.0 million for the quarter, including $2.3 million in branded flower, $17.5 million in unbranded flower, and $8.2 million in winterized oil.  The increase in cannabis flower sales was the result of the expansion of Sundial's Canadian capacity and broadening geographical diversification. Sundial expanded its Canadian cannabis sales markets from Alberta into Ontario, British Columbia, Saskatchewan, Manitoba, and Nova Scotia. Subsequent to quarter end, the Company entered Prince Edward Island, and intends to be in all Canadian provinces.  Sundial also recorded $5.5 million in revenue from its Bridge Farm acquisition from its existing plant and herb business.

Average selling price (ASP)
Sundial's average gross selling price per gram for branded cannabis products was marginally lower at $6.34 compared to $6.53 in the second quarter. As part of Sundial's growth strategy, it will pivot its focus from unbranded products to branded products through 2020, and expects branded product sales to grow materially during that time.  Sundial's unbranded flower average sales price was $4.03 in the third quarter compared to $4.46 in the second quarter of this year.   Our average sales price for wintered oil in the third quarter was $0.03/mg.

Cost of sales
Overall cost of sales for the Cannabis segment was $20.3 million compared to $10.5 million in the second quarter of 2019.  Dried cannabis cost of sales per gram were 13% lower at $1.91 compared to $2.20 in the prior quarter. Sundial's dried cannabis cost of sales per gram benefited from increased efficiency of production which was offset by the impact of third-party extraction costs incurred to produce winterized oil as part of the Company's focus on managing inventory levels, and the destruction of about 500,000 grams of control samples from inventory in the third quarter.

Gross margin
Sundial achieved strong gross margin performance for sales of cannabis flower.  Gross margin for branded flower was 55% compared to 46% in the second quarter. Unbranded flower gross margin was 53% compared to 51% in the prior quarter.  The Company produced winterized oil from flower inventory to proactively manage inventory, and as a result, incurred third-party extraction fees that affected gross margin.  Sundial did not produce winterized oil in the second quarter.   Gross margin for the UK business was 17% for the quarter, consistent with the expected economics for Bridge Farm's existing plant and herb business.

Operating Expenses
General and administrative ("G&A") expenses for the quarter grew to $14.6 million from $6.4 million in the prior period.  This increase was the result of scaling of operations, costs related to becoming a publicly traded company, acquisition and construction related expenses.  Sundial expects G&A expense to decline as a percentage of sales as the cannabis business scales.  Sales and marketing expense of $2.5 million increased moderately relative to the second quarter, as a result of Sundial's growth and expansion.

Capital expenditures
Sundial made significant investments in its Canadian cannabis operations in 2019, and its investments related to increasing the Company's production capacity are substantially complete.

During the third quarter, the Company invested $27.3 million in the continued expansion of Sundial's Canadian facilities in Olds, Alberta and Merritt, British Columbia, including the construction of the fourth and fifth pods with 20 identical grow rooms each at Olds, and an extraction facility purpose-built for Cannabis 2.0 products. After expected licensing of the additional 40 rooms, the Olds facility will comprise 114 revenue generating grow rooms with 238,000 square feet of cultivation space, up from 125,000 at the end of the second quarter.

Consistent with Sundial's international expansion and low-cost CBD production strategy, the Company invested $20.9 million in the UK for the phase 2 expansion of the new Clay Lake facility to enable the growth of Sundial's current plant and future cannabis businesses. Upon completion of the phase 2 expansion by the first quarter of 2020, the Clay Lake facility will have 1.7 million square feet of growing space, increasing total UK growing space to 2.4 million square feet.

Liquidity and Capital Resources
Sundial has a proactive and prudent approach to its liquidity and financial capacity.  The Company's balance sheet is strong and had $142 million in cash at the end of the quarter.  In addition to cash on hand, the Company has secured syndicated credit agreements to support growth and mid-term funding strategies.   With the Canadian cannabis production facilities substantially complete, capital expenditures are expected to significantly decline in 2020.

NON-IFRS MEASURES
Certain financial measures in this news release including adjusted EBITDA, working capital and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides useful information to investors, analysts and others in understanding and evaluating the Company's operating results in the same manner as its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following table reconciles Adjusted EBITDA to net loss.

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Net loss and comprehensive loss	(97,491)	(13,155)	(126,543)	(26,130)
Adjustments
Finance costs	12,558	1,277	22,701	1,301
Loss on financial obligation	59,583	5,532	60,308	5,532
Depreciation and amortization	1,278	208	1,546	541
Income tax recovery	(512)	-	(4,121)	-
Change in fair value of biological assets	(11,856)	(430)	(24,722)	(430)
Change in fair value realized through inventory	5,875	-	7,564	-
Unrealized foreign exchange (gain) loss	(229)	-	193	-
Share based compensation	8,398	1,883	34,552	5,432
Asset impairment	-	-	162	2,184
Loss (gain) on disposal of PP&E	6	-	(9)	52
Cost of sales non-cash component (1)	1,072	-	1,927	-
Loss on contingent consideration	5,835	-	5,835	-
Gain on investment	(165)	-	(165)	-
Transaction costs (2)	7,751	-	7,751	-
Adjusted EBITDA from ornamental flower operations (3)	1,654	-	1,654	-
Adjusted EBITDA from cannabis operations (4)	(6,243)	(4,685)	(11,367)	(11,518)

(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO and the acquisition of Bridge Farm.
(3)	Adjusted EBITDA from ornamental flower operations does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Adjusted EBITDA from ornamental flower operations is calculated based on a net loss of $9.8 million adjusted for finance costs of $0.6 million, loss on contingent consideration of $5.8 million, depreciation and amortization of $1.1 million, income tax recovery of $0.5 million, unrealized change in biological assets of $0.2 million, gain on investment of $0.2 million and transaction costs of $1.4 million.
(4)	Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of Adjusted EBITDA is reconciled to net loss in accordance with IFRS in the "NON-IFRS MEASURES" section of this news release and discussed further in the "ADVISORY" section of this news release.

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Adjusted EBITDA from ornamental flower operations	(1,654)	-	(1,654)	-
Adjusted EBITDA from cannabis operations	(6,243)	(4,685)	(11,367)	(11,668)
Adjusted EBITDA	(7,897)	(4,685)	(13,021)	(11,668)

A complete copy of Sundial's unaudited interim consolidated financial statements and related Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2019 can be obtained through the Company's website at www.sndlgroup.com, EDGAR at www.sec.gov and SEDAR at www.sedar.com.

CONFERENCE CALL ACCESS
Sundial will host a conference call and webcast at 5:00 pm ET (3:00 pm MT) on November 13, 2019. Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

To access the live conference call webcast, please visit the following link: http://services.choruscall.ca/links/sundialgrowers20191113.html A replay will be available for three months following the conference call.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

ABOUT SUNDIAL GROWERS INC.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

    Heal - cannabis products used as prescription medicine
    Help - cannabis products that strive to promote health and wellness through CBD
    Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial is a global cannabis company with facilities in Canada and the United Kingdom, providing quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, which brings economic benefits to the local communities in which we operate.

FORWARD-LOOKING AND INFORMATION CAUTIONARY STATEMENT
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the potential expansion plans of the Company, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1-587-327-2017, C: 1-403-815-7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1-604-375-3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 16:15e 13-NOV-19